                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                F.N.B. Corporation Progress Savings 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               F.N.B. Corporation
                            2150 Goodlette Road North
                              Naples, Florida 34102

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                          Audited Financial Statements

    As of December 31, 2001 and 2000 and for the year ended December 31, 2001





                                    CONTENTS


Report of Independent Auditors .............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits .................3
Notes to Financial Statements ..............................................4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............11
Schedule H, Line 4j--Schedule of Reportable Transactions ..................13

                         Report of Independent Auditors

F.N.B. Corporation Progress Savings
   401(k) Plan
Hermitage, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 18, 2002

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                                 DECEMBER 31
                                                          2001                2000
                                                     ----------------------------------
ASSETS
 Investments at fair value:
   Interest in pooled separate accounts                $ 8,169,023      $ 7,957,978
   F.N.B. Corporation common stock                       7,539,949        5,411,387
   Interest in common/collective trusts                  1,078,914          842,946
   Participant loans                                       148,955                -
                                                     ----------------------------------
Net assets available for benefits                      $16,936,841      $14,212,311
                                                     ==================================





See accompanying notes.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


                                                              YEAR ENDED
                                                              DECEMBER 31
                                                                  2001
                                                             --------------

Additions:
   Dividend and interest income                              $     543,084
   Demutualization compensation                                    237,318
   Contributions:
       Participant                                               1,851,394
       Employer                                                    641,521
                                                             --------------
                                                                 2,492,915
                                                             --------------
Total additions                                                  3,273,317

Deductions:
   Distributions to participants or beneficiaries                1,346,896
   Administrative expenses                                          36,871
                                                             --------------
Total deductions                                                 1,383,767

Net appreciation in fair value of investments                      834,980
                                                             --------------

Net increase                                                     2,724,530

Net assets available for benefits:

   Beginning of year                                            14,212,311
                                                             --------------
   End of year                                               $  16,936,841
                                                             ==============


See accompanying notes.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan, substantially covering all salaried employees of F.N.B. Corporation (the "Corporation"), including the following subsidiaries: First National Bank of Pennsylvania; Metropolitan National Bank; Regency Finance Company; and The Customer Service Center of F.N.B., LLC PA Division. Participants who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Under the Plan, participating employees may make voluntary pretax and after-tax contributions to their accounts of up to 15% of annual base compensation. The Corporation, at its discretion, may make a matching contribution equal to a percentage of participants' savings contributions and/or after-tax voluntary contributions.

Participants' savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participants may direct employee contributions in the following 20 investment options: Principal Stable Value Fund, Principal Government Securities Account, Principal Bond Emphasis Balanced Account, Principal Stock Emphasis Balanced Account, Principal Large Capital Stock Index Account, Principal Medium Company Value Account, Principal Small Company Blend Account, Principal International Stock Account, Principal High Quality Intermediate-Term Account, Principal High Quality Long-Term Account, Principal Large Company Blend Account, Principal Putnam Voyager Account, Principal Total Market Stock Index Account, Principal Medium Company Growth Account, Principal Mid-Cap Stock Index Account, Principal Small Cap Stock Index Account, Principal Small Company Value Account, Principal American Century Income & Growth Account, INVESCO Small Company Growth Account, and F.N.B. Corporation common stock.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Principal Financial Group ("Principal") is the custodian of all of the Plan's assets, with the exception of the F.N.B. Corporation common stock.

The employer's matching contributions are used to purchase the Corporation's common stock. Participants who have attained age 59 1/2 are permitted to direct the trustee to invest the Corporation's matched portion of their account into any other investment that may be permitted under the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with their voluntary contribution and the employer's matching contribution and an allocation of the Plan's net earnings as defined by the Plan.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer's matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

                                     VESTING SCHEDULE
                                     ----------------

                        YEARS OF SERVICE                 PERCENTAGE
                        ----------------                 ----------

                                1                           20%
                                2                           40%
                                3                           60%
                                4                           80%
                                5                          100%

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

Upon termination of a participant, the employer's matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited and may be used by the employer to reduce future matching contributions.

PAYMENT OF BENEFITS

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her accounts. A participant who terminates service with a vested account balance of greater than $5,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)


PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS

The Principal pooled separate accounts investments are valued using accumulation units and are stated at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in shares of registered investment companies and common/collective trusts are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the Nasdaq Stock Market under the trading symbol "FBAN" and is valued using the average of the bid and ask prices on the last business day of the Plan year.

DEMUTUALIZATION

On March 31, 2001, the Board of Directors of Principal Mutual Holding Company adopted a plan for converting Principal Mutual Holding Company from a mutual insurance holding company to a stock company. The plan was approved by policy and contract holders on July 24, 2001 and by the Iowa Insurance Commissioner on August 28, 2001. The demutualization became effective upon the closing of the IPO on October 26, 2001. In demutualization, membership interests of eligible policy and contract holders are exchanged for compensation, which may be in the form of stock, cash or policy/contract enhancements. The compensation was distributed over a five-day period beginning on December 10, 2001.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.


                                                                         DECEMBER 31
                                                                   2001               2000
                                                             -----------------------------------
Principal stable value fund                                   $  1,078,914         $    842,946
Principal large capital stock index separate account             2,639,819            2,884,474
F.N.B. Corporation common stock *                                7,539,949            5,411,387



* Nonparticipant-directed

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                   2001               2000
                                                             -----------------------------------
Interest in common/collective trusts                          $      54,925        $     42,766
Pooled separate accounts                                           (676,257)           (318,024)
Common stock                                                      1,456,312            (250,744)
                                                             ----------------- ------------------
                                                              $     834,980        $   (526,002)
                                                             ================= ==================


                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)


4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the F.N.B. Corporation common stock is as follows:

                                                                       DECEMBER 31
                                                                2001                2000
                                                           ----------------------------------
Investments at fair value:
   F.N.B. Corporation common stock                         $   7,539,949        $ 5,411,387



                                                                               YEAR ENDED
                                                                              DECEMBER 31
                                                                                  2001
                                                                          ------------------
Changes in net assets:
   Participant contributions                                                    $   201,153
   Employer contributions                                                           641,521
   Net depreciation in fair value of investments                                  1,456,312
   Dividends                                                                        541,162
   Distributions to participants or beneficiaries                                  (588,043)
   Transfers to participant-directed investments                                    (88,065)
   Administration expenses                                                          (35,478)
                                                                          ------------------
                                                                                $ 2,128,562
                                                                          ==================


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 25, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)


6. PARTIES-IN-INTEREST TRANSACTIONS

The First National Trust Company is the custodian for the F.N.B. Corporation Common Stock only. Certain plan investments are units of pooled separate accounts managed by Principal Life Insurance Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

One of the investment vehicles in the Plan is F.N.B. Corporation common stock.

7. SUBSEQUENT EVENTS

On January 18, 2002, the company completed its affiliation with Promistar Financial Corporation ("Promistar"). Promistar's banking affiliate, Promistar Bank, was merged into First National Bank of Pennsylvania. On March 31, 2002, the Promistar Financial Corporation 401(k) Plan was merged into the Plan.

                             SUPPLEMENTAL SCHEDULES

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001



                                               (c) DESCRIPTION OF INVESTMENT
             (b) IDENTITY OF ISSUE,          INCLUDING MATURITY DATE, RATE OF
          BORROWER, LESSOR, OR SIMILAR     INTEREST, COLLATERAL, PAR OR MATURITY                      (e) CURRENT
 (a)                 PARTY                                 VALUE                      (d) COST           VALUE
-----------------------------------------------------------------------------------------------------------------
        Pooled Separate Accounts:
*         Principal Financial Group,      Government Securities Separate
          Inc.                              Account                                      **                  782,075
                                          Bond Emphasis Balanced Separate
                                            Account                                      **                  335,227
                                          Stock Emphasis Balance Separate Account        **                  485,375
                                          Large Capital Stock Index Separate
                                            Account                                      **                2,639,819
                                          Medium Company Value Separate
                                            Account                                      **                  832,273
                                          Small Company Blend Separate    Account        **                  567,880
                                          International Stock Separate Account           **                  436,982
                                          High Quality Intermediate-Term Bond
                                            Separate Account                             **                  164,319
                                          Large Company Blend Separate    Account        **                  267,528
                                          American Century Income and Growth
                                            Separate Account                             **                  150,890
                                          High Quality Long-Term Bond
                                            Separate Account                             **                  146,937
                                          Small Company Value Separate Account           **                  106,432
                                          Small Cap Stock Index Separate Account         **                  146,863
                                          Mid Cap Stock Index Separate Account           **                  184,394
                                          Medium Company Growth Separate Account         **                  170,053
                                          INVESCO Small Company Growth
                                            Separate Account                             **                  254,797
                                          Total Market Stock Index Separate
                                            Account                                      **                   49,023
                                          Putnam Voyager Separate Account                **                  448,156
                                                                                                    -----------------
                                                                                                           8,169,023


                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

    Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2001


                                               (c) DESCRIPTION OF INVESTMENT
             (b) IDENTITY OF ISSUE,          INCLUDING MATURITY DATE, RATE OF
          BORROWER, LESSOR, OR SIMILAR     INTEREST, COLLATERAL, PAR OR MATURITY                      (e) CURRENT
 (a)                 PARTY                                 VALUE                      (d) COST           VALUE
-----------------------------------------------------------------------------------------------------------------
       Common Stocks:
*         F.N.B. Corporation             Common stock                               $   5,425,574    $    7,539,949

       Common/Collective Trusts:
         Principal Financial Group, Inc. Stable Value Fund                              **                1,078,914

       Loans:
*        Participant Loans               Interest Rates ranging from 4.75% to
                                            6.75% maturing through 2006                 **                  148,955
                                                                                                     ----------------
       Total Investments                                                                             $   16,936,727
                                                                                                     ================



*    Indicates party-in-interest to the Plan
** Column (d) has not been presented as this information is not applicable.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

            Schedule H, Line 4j--Schedule of Reportable Transactions

                          Year ended December 31, 2001



                           (b) DESCRIPTION OF ASSET
                              INCLUDING INTEREST                                                       (h)CURRENT
     (a)IDENTITY OF          RATE AND MATURITY IN     (c) PURCHASE   (d) SELLING   (g) COST OF     VALUE OF ASSET ON    (i) NET GAIN
     PARTY INVOLVED            CASE OF A LOAN             PRICE         PRICE          ASSET        TRANSACTION DATE        (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------

F.N.B. Corporation            common stock            $ 1,019,812     $       -     $1,019,812        $1,019,812           $    -






There were no category (i), (ii) or (iv) reportable transactions during 2001.

Columns (e) and (f) are not presented as this information is not applicable.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 28, 2002                           /s/John D. Waters
      ----------------------                  -----------------
                                              John D. Waters
                                              Vice President and Chief Financial
                                                 Officer